Exhibit 99.1

Nano Dimension Announces Collaboration with Fraunhofer Institute to Develop the Next Generation of 3D Printing Systems

Collaboration with Leading German Institute to Focus on Pushing the Boundaries of 3D Printing Technology

Sunrise, Florida, Sept. 07, 2021 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM), an industry leading Additively Manufactured Electronics (AME) and Printed Electronics (PE) manufacturing system provider, announced today a collaboration with the Fraunhofer Institute for Manufacturing Engineering and Automation IPA (Fraunhofer IPA), one of Fraunhofer-Gesellschaft’s (the Institute) largest institutes.

Founded in 1949, the Fraunhofer-Gesellschaft currently operates 75 institutes and research institutions throughout Germany. Most of the Institute’s 29,000 employees are qualified scientists and engineers, who work with an annual research budget of €2.8 billion. Of this sum, €2.4 billion are generated through contract research. The focus of Fraunhofer IPA’s research and development work is on organization and technological issues related to the manufacturing industry. Their fifteen specialist departments are focused on twelve major research areas, including: frugal manufacturing systems, artificial intelligence (AI) in manufacturing, lightweight engineering and functional coatings, and additive manufacturing technologies. Through a European Union sponsored project - NextFactory - Fraunhofer IPA previously created a modular printing system processing conductive and dielectric material, as well as support material, in combination with a pick and place process and an online quality inspection.

Under the two-year collaboration plan, Nano Dimension and Fraunhofer IPA will focus on the research and development within the field of autonomous fabrication of electromechanical systems based on 3D freeform printing and the highest precision 3D assembly technologies. The outcomes of this collaboration should benefit Nano Dimension customers given the insights that will be generated and incorporated into what is already uniquely possible with Nano Dimension’s DragonFly® additive manufacturing system.

Oliver Refle, Head of the Additive Manufacturing Department at Fraunhofer IPA, commented: “This brain trust will allow both parties to instantly analyze and improve processes by sharing ideas, data and expertise, as we develop the next generation of 3D inkjet printing with the goal of creating new and better processes and integrations for the ultra-accurate printing of new high-performance electronic devices (Hi-PEDs™). Nano Dimension is a valued and trusted partner, and we are very excited to begin this new partnership.”

Yoav Stern, Chairman and Chief Executive Officer of Nano Dimension, commented: “We are very pleased to have the opportunity to cooperate and learn from the world-class engineers and scientists at Fraunhofer IPA. We can learn from both their successes and failures while contributing our expertise and knowledge as we work together to build an ecofriendly and intelligent distributed network of additively manufacturing self-learning & self-improving machines, which will deliver a superior ROI to their owners as well as to Nano Dimension shareholders and other stakeholders.”

About Fraunhofer Institute for Manufacturing Engineering and Automation IPA

The Fraunhofer-Gesellschaft, headquartered in Germany, is the world’s leading applied research organization. With its focus on developing key technologies that are vital for the future and enabling the commercial exploitation of this work by business and industry, Fraunhofer plays a central role in the innovation process. As a pioneer and catalyst for groundbreaking developments and scientific excellence, Fraunhofer helps shape society now and in the future. Founded in 1949, the Fraunhofer-Gesellschaft currently operates 75 institutes and research institutions throughout Germany. Most of the organization’s 29,000 employees are qualified scientists and engineers, who work with an annual research budget of 2.8 billion euros. Of this sum, 2.4 billion euros are generated through contract research.

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform the electronics and similar additive manufacturing sectors into an environmentally friendly & economically efficient additive manufacturing Industry 4.0 solution, while enabling a one-production-step-conversion of digital designs into functioning devices - on demand, anytime, anywhere.

Nano Dimension plans to execute on this vision by building an ecofriendly and intelligent distributed network of additively manufacturing self-learning & self-improving systems, which are designed to deliver a superior ROI to their owners as well as to Nano Dimension shareholders and stakeholders.

The DragonFly LDM® 3D printing systems serve cross-industry High Performance Electronic Devices (Hi-PEDs®) fabrication needs, by depositing proprietary conductive and dielectric materials simultaneously, while concurrently integrating in-situ capacitors, antennas, coils, transformers, and electromechanical components. The outcomes are Hi-PEDs® which are integral enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. These products enable iterative development, IP safety, fast time-to-market, and device performance gains. With DragonFly LDM®, a revolution happens at the click of a button, allowing customers to go from CAD to a functional device in a matter of hours instead of weeks; creating products with better performance; reducing the size and weight of electronic parts and devices; enabling innovation; and, critically important, protecting IP, all the while limiting environmental pollution and chemical waste.

Nano Dimension’s Fabrica 2.0 micro additive manufacturing system enables the production of microparts based on a Digital Light Processor (DLP) engine that achieves repeatable micron levels resolution. The Fabrica 2.0 is engineered with a patented array of sensors that allows a closed feedback loop, using proprietary materials to achieve very high accuracy while remaining a cost-effective mass-manufacturing solution. It is used in the areas of micron level resolution of medical devices, micro-optics, semi-conductors, micro-electronics, micro-electro-mechanical systems (MEMS), micro fluidics and life sciences instruments.

For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the focus and potential benefits of the collaboration of Nano Dimension and Fraunhofer IPA, that cooperation between Nano Dimension and Fraunhofer IPA will allow both parties to instantly analyze and improve processes and the timing of the launch of the second generation of the DragonFly system. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 11, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.